SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	April	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Reports First Quarter Results for 2016

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

Document 1

Neovasc Reports First Quarter Results for 2016

NASDAQ: NVCN
TSX: NVC

VANCOUVER, April 29, 2016 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced financial results for the quarter ended March 31, 2015 (all figures in US dollars unless otherwise indicated).

"We continue to see momentum building in our Tiara program with fifteen patients treated to date and additional patients expected over the coming weeks. In addition, and subsequent to the quarter end, Health Canada approved the use of our 40 mm Tiara valve in the TIARA-I Early Feasibility Trial," commented Neovasc CEO, Alexei Marko. "Along with centers in the U.S. and Europe, three Canadian hospitals are now approved to treat patients with this sized device. With a number of recent clinical cases performed, this approval and other measures are contributing to trial enrolment."

"Reducer sales in Europe continue to grow quarter over quarter reflecting the positive impact of our grass roots awareness campaign within the European interventional cardiologist community," said Chris Clark, CFO of Neovasc.  "Reorders from existing users and distributors are driving the majority of this growth, and serves as a benchmark of physician satisfaction with the device to alleviate angina discomfort in these refractory patients who suffer persistent angina pain."

Subsequent to the quarter end the Company initiated REDUCER-I (An Observational Study of the Neovasc Reducer™ System), a post market, multi-center, multi-country three-arm, five-year follow-up study.  Its primary endpoint is the percentage of subjects who experience improvement in their angina symptoms defined as a reduction in CCS grade at 6 months as compared to baseline.  The study is intended to provide further clinical evidence supporting the use of the Reducer in this patient population.

Revenues
Revenues for the three months ended March 31, 2016, were $2,006,742 compared to revenues of $2,304,823 for the same period in 2015.  The Company is focusing its business away from its traditional revenue streams towards development and commercialization of its own products, the Neovasc Reducer™ and Tiara™.  The Company started its sales of Reducer in the first quarter of 2015 as it initiated its focused commercialization of the product in Europe.

Reducer sales for the three months ended March 31, 2016 were $213,765, compared to $40,398 for the same period in 2015, representing an increase of 429%.  Included within these revenues are stocking orders from new territories and re-orders from certain territories in Europe.

Revenues from consulting services for the three months ended March 31, 2016 were $1,186,194, compared to $1,477,452 for the same period in 2015.  The Company anticipates that its consulting services revenue will decline in the long term as its consulting customers continue to transition to becoming contract manufacturing customers.  Contract manufacturing revenues for the three months ended March 31, 2016 were $606,783, compared to $563,562 for the same period in 2015, representing an increase of 8%.

Cost of Goods Sold
The cost of goods sold for the three months ended March 31, 2016 was $1,445,644, compared to $1,607,572 for the same period in 2015.  The overall gross margin for the three months ended March 31, 2016 was 28%, compared to 30% gross margin for the same period in 2015.  The Company has seen its consulting services revenue margins decline as its ability to charge higher fees for these services has decreased as the transcatheter aortic valve market has matured.  In addition the Company is experiencing higher cost of goods sold as it has implemented a rigorous commercial stage quality system required to meet the expectations of its more advanced customers.

Expenses
Total expenses for the three months ended March 31, 2016 were $10,075,039, compared to $5,881,601 for the same period in 2015, representing an increase of $4,193,438 or 71%.  The increase in total expenses for the three months ended March 31, 2016 compared to the same period in 2015 reflects a $3,501,019 increase in general and administrative expenses (of which $3,555,515 relates to an increase in litigation expenses) and a $651,394 increase in product development and clinical trial expenses to advance the Tiara and Reducer development programs.

Selling expenses for the three months ended March 31, 2016 were $164,847, compared to $123,822 for the same period in 2015, representing an increase of $41,025, or 33%.  The increase in selling expenses for the three months ended March 31, 2016 compared to the same period in 2015 reflects costs incurred for Reducer commercialization activities.  The Company anticipates a significant increase in selling expenses in 2016 as it continues its commercialization of the Reducer in select countries in Europe.

General and administrative expenses for the three months ended March 31, 2016 were $5,827,405, compared to $2,326,386 for the same period in 2015, representing an increase of $3,501,019 or 150%.  The increase in general and administrative expenses for the three months ended March 31, 2016 compared to the same period in 2015 can be substantially explained by a $3,555,515 increase in litigation expenses and a $224,236 increase in cash-based employee expenses, offset by a $457,639 decrease in share-based payments.  Other cash based employee expenses are related to additional headcount in quality, finance and human resource departments and with other employee expenses.

Product development and clinical trial expenses for the three months ended March 31, 2016 were $4,082,787, compared to $3,431,393 for the same period in 2015, representing an increase of $651,394, or 19%.  The increase in product development and clinical trial expenses for the three months ended March 31, 2016 was due to a $379,157 increase in cash-based employee expenses as the Company hired additional staff to advance product development and a $497,013 increase in other expenses as the Company invested in its two major new product initiatives, offset by a $240,543 decrease in share-based payments.

The Company's expenses are subject to inflation and cost increases.  Salaries and wages have increased on average by 4% in the three months ended March 31, 2016 compared to the same period in 2015.  The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income
The other loss for the three months ended March 31, 2016 was $1,319,023, compared to other income of $222,976 for the same period in 2015.  The Company's investments in high interest savings accounts and guaranteed investment certificates generated $89,274 interest during the three months ended March 31, 2016 compared to $99,435 for the same period in 2015.  During the three months ended March 31, 2016, the Company had $1,408, 297 foreign exchange loss compared to a $124,841 gain for the same period in 2015.

Losses
The operating losses and comprehensive losses for the three months ended March 31, 2016 were $10,881,138 and $7,591,702 respectively, or $0.16 basic and diluted loss per share, as compared with losses of $4,961,374 and $7,677,054, or $0.08 basic and diluted loss per share for the same period in 2015.  The $5,919,764 increase in the operating loss incurred for the three months ended March 31, 2016 compared to the same period in 2015 can be substantially explained by a $3,501,019 increase in general and administrative expenses (of which $3,555,515 relates to an increase in litigation expenses), a $651,394 increase in product development and clinical trial expenses, and a $1,541,999 decrease in other income.  Litigation expenses for the three months ended March 31, 2016 represent a loss of $0.06 basic and diluted loss per share compared to a loss of $0.01 basic and diluted loss per share for the same period in 2015.  To date, the Company has incurred significant costs in defending itself in lawsuits filed by CardiAQ Valve Technologies, Inc.  Total litigation costs since the initial claims were filed in June 2014 are approximately $11.93 million and the Company may require an additional $5 million to cover additional litigation expenses up to and including the trial, scheduled for May 2016.

Discussion of Liquidity And Capital Resources
Neovasc finances its operations and capital expenditures with cash generated from operations, lines of credit and equity financings.  At March 31, 2016, the Company had cash and cash equivalents of $46,903,192 compared to cash and cash equivalents of $55,026,171 as at December 31, 2015.

Cash used in operating activities for the three months ended March 31, 2016, was $10,903,712, compared to $3,458,334 for the same period in 2015.  For the three months ended March 31, 2016, operating expenses were $10,256,486, compared to $3,767,466 for the same period in 2015, cash expenditures on litigation (litigation expenses less change in accounts payable related to litigation) were approximately $3.2 million and cash expenditures on research and development and clinical trials (expenses less share based payments and depreciation and less change in accounts payable related to research & development) were approximately $4.1 million.  Working capital items absorbed cash of $728,654, compared to generated cash of $269,282 for the same period in 2015.  Accounts receivable absorbed cash due to a late payment received immediately after the quarter end, inventory absorbed cash principally in the development of reasonable working quantities of Reducer inventory, prepaid expenses and other assets absorbed cash due to increased prepayment and accounts payable preserved cash at quarter end due to significant litigation expenses incurred but not paid for of approximately $1.6 million as at March 31, 2016.

Outstanding Share Data
As at April 29, 2016, the Company had 66,849,345 common voting shares issued and outstanding.  Further, the following securities are convertible into common shares of the Company: 8,191,090 stock options with a weighted average price of C$3.99.  The fully diluted share capital of the Company at April 29, 2016 is 75,040,435.

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Neovasc's First Quarter 2016 Financial Statements and Notes and its Management's Discussion and Analysis (MD&A) will be posted on the Company's website at www.neovasc.com and will be filed on SEDAR and EDGAR. In addition to the summary contained herein, readers are encouraged to review the full disclosure in Neovasc's Financial Statements for the three months ending March 31, 2016 and Management's Discussion and Analysis.

Conference Call and Webcast Information
Neovasc will be hosting a conference call today at 8:00 am ET to discuss these results.  To participate in the conference, dial 888 390 0546 or 416 764 8688.  A recording of the call will be available for 72 hours by calling 888 390 0541 or 416 764 8677 and using passcode 754911#.  A link to the live and archived audio webcast of the conference call will also be available on the Presentations and Events page of the Investors section of Neovasc's website at www.neovasc.com.

NEOVASC INC.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in U.S. dollars)
	March 31, 2016	December 31, 2015

		(Audited)
ASSETS
Current assets
Cash and cash equivalents	$46,903,192	$55,026,171
Accounts receivable	1,902,585	1,736,941
Inventory	1,151,698	598,136
Prepaid expenses and other assets	436,894	146,590
Total current assets	50,394,369	57,507,838

Non-current assets
Property, plant and equipment	4,137,705	3,720,556
Total non-current assets	4,137,705	3,720,556

Total assets	$54,532,074	$61,228,394

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$3,518,274	$3,232,971
Total current liabilities and total liabilities	3,518,274	3,232,971

Equity
Share capital	161,607,466	161,505,037
Contributed surplus	21,076,760	20,569,110
Accumulated other comprehensive loss	(5,500,575)	(8,790,011)
Deficit	(126,169,851)	(115,288,713)
Total equity	51,013,800	57,995,423

Total liabilities and equity	$54,532,074	$61,228,394

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three months ended March 31,
(Expressed in U.S. dollars)
	2016	2015

REVENUE
Reducer	$213,765	$40,398
Product sales	-	223,411
Contract manufacturing	606,783	563,562
Consulting services	1,186,194	1,477,452
	2,006,742	2,304,823

COST OF GOODS SOLD	1,445,644	1,607,572
GROSS PROFIT	561,098	697,251

EXPENSES
Selling expenses	164,847	123,822
General and administrative expenses	5,827,405	2,326,386
Product development and clinical trials expenses	4,082,787	3,431,393
	10,075,039	5,881,601

OPERATING LOSS	(9,513,941)	(5,184,350)

OTHER INCOME/(EXPENSE)
Interest income	89,274	99,435
Interest expense	-	(1,300)
(Loss)/gain on foreign exchange	(1,408,297)	124,841
	(1,319,023)	222,976
LOSS BEFORE TAX	(10,832,964)	(4,961,374)

Tax expense	(48,174)	-

LOSS FOR THE PERIOD	$(10,881,138)	$(4,961,374)

OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD
Exchange difference on translation	3,289,436	(2,715,680)

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(7,591,702)	$(7,677,054)

LOSS PER SHARE
Basic and diluted loss per share	$(0.16)	$(0.08)

NEOVASC INC.
Condensed Interim Consolidated Statements of Cash Flows
For the three months ended March 31,
(Expressed in U.S. dollars)
	2016	2015

OPERATING ACTIVITIES
Loss for the period	$(10,881,138)	$(4,961,374)
Adjustments for:
Depreciation	147,483	97,229
Share-based payments	561,584	1,194,814
Write-down accounts receivable	4,859	-
Interest income	(89,274)	(99,435)
Interest expense	-	1,300
	(10,256,486)	(3,767,466)

Net change in non-cash working capital items:
Accounts receivable	(43,249)	24,117
Inventory	(484,910)	(40,424)
Prepaid expenses and other assets	(264,894)	(88,177)
Accounts payable and accrued liabilities	64,489	373,766
	(728,564)	269,282

Interest paid and received:
Interest received	81,338	41,150
Interest paid	-	(1,300)
	81,338	39,850

Net cash applied to operating activities	(10,903,712)	(3,458,334)

INVESTING ACTIVITES
Redemption of guaranteed investment certificates	-	4,028,499
Purchase of property, plant and equipment	(305,585)	(394,904)
Net cash (applied to)/received from investing activities	(305,585)	3,633,595

FINANCING ACTIVITIES
Repayment of long-term debt	-	(8,598)
Proceeds from share issue pursuant to an underwritten public offering, net of share issue costs	-	69,879,210
Proceeds from exercise of options	48,495	862,607
Net cash received from financing activities	48,495	70,733,219

NET CHANGE IN CASH AND CASH EQUIVALENTS	(11,160,802)	70,908,480

CASH AND CASH EQUIVALENTS
Beginning of the period	55,026,171	5,193,561
Exchange difference on cash and cash equivalents	3,037,823	(1,678,706)
End of the period	$46,903,192	$74,423,335

Represented by:
Cash	6,822,114	1,174,900
Cashable high interest savings accounts	21,558,219	47,361,451
Cashable guaranteed investment certificates	18,522,859	25,886,984
	$46,903,192	$74,423,335

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws relating to the Company's priority in 2016 to complete all necessary regulatory and clinical activity to begin a CE Mark trial for Tiara™; the Company's strategy to refocus its business towards development and commercialization of the Neovasc Reducer™ and Tiara™; the likelihood of steady or accelerated patient enrolment in the TIARA-I Early Feasibility Trial; the anticipated growth of contracting manufacturing in the long-term based on growth of demand for our customers' products; the maturation of the transcatheter aortic valve market; the anticipated growth of the Company's base of business in Europe; the expected decline of consulting services revenue in the long term as the Company's consulting customers become contract manufacturing customers; the expected increase of selling expenses in 2016 as the Company continues commercialization of the Neovasc Reducer™; and the amount of estimated additional litigation expenses required to defend the Company in lawsuits filed by Cardiaq Valve Technologies, Inc.  The words "expect", "anticipate", "may", "will", "intend," and "believe" are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the conduct or possible outcomes of any actual or threatened legal proceedings, which are inherently uncertain; the potential benefits of the Neovasc Reducer™ and Tiara™ as compared with other products; successful enrollment of patients in studies and trials for the Neovasc Reducer™ and Tiara™; results of the trials and studies for the Neovasc Reducer™ and Tiara™ that meet the Company's expectations; the Company's receipt of any required local and institutional regulatory approvals and the timing and costs of obtaining such approvals; European enrollment in our clinical trials, studies and compassionate use cases and the success of applications in Europe; the Company's ability to protect its intellectual property; the Company's ability to raise additional funding; changes in business strategy or development plans; existing governmental regulations and changes in, or the failure to comply with, governmental regulations and general economic and business conditions, both nationally and in the regions in which the Company operates. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 06:30e 29-APR-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: April 29, 2016	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer